Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: September 30, 2013

Brookfield Property Partners Investor Presentation September 2013 All figures in US$ unless otherwise noted

Executive Summary • Brookfield Property Partners (“BPY”) is proposing to acquire “any or all” of the common shares of Brookfield Office Properties (“BPO”) that it does not currently own at a price of $19.34 per share » For each BPO common share, holders can elect to receive either 1.0 limited partnership unit of BPY or $19.34 in cash » Consideration will be prorated based on a maximum of 174 million BPY limited partnership units (67% of the value of the consideration under the Offer) and a maximum cash consideration of $1.7 billion (33% of the value of the consideration under the Offer) » Will execute a second stage merger to acquire 100% of the common shares of BPO if sufficient shares are tendered • The transaction will provide significant benefits to both BPO shareholders and BPY unitholders » For BPO shareholders: • 17% premium to 30-day volume weighted average price (“VWAP”) of BPO common shares on the New York Stock Exchange • 79% greater quarterly dividend on BPY units than BPO shares • 18% increase in pro-forma IFRS book value per share 1, 2 on BPY units that are received • Opportunity to continue participating in the upside potential of BPO’s assets, while gaining exposure to a more globally diversified commercial property vehicle on a tax deferred basis » For BPY unitholders: • Increased size and scale with $4.0 billion of public float following the transaction 2 • Increased exposure to one of the world’s leading office platforms • Simplification of ownership structure 2 • The offer is expected to be formally launched in Q1 2014 and close in 1H 2014 1. Based on IFRS value per share of $20.53 for BPO and Pro Forma IFRS value per unit of $24.27 for BPY, as of June 30, 2013. 2 2. Assumes BPY acquires 100% of BPO.

Globally Diversified Portfolio of Premier Properties 1 NORTH AMERICA SOUTH AMERICA EUROPE AUSTRALIA OFFICE $35.3B AUM2 $1.0B AUM2 $3.0B AUM2 $5.9B AUM2 • 154 properties, 90 msf and 19 msf development pipeline • $30 billion in assets 2 RETAIL • 165 high quality regional malls, 153 msf • Average sales per square foot of $527 • $12 billion in assets 2 MULTI-FAMILY, INDUSTRIAL AND OTHER • Geographically diversified across North America, Europe and Australia • 20,000 multi-family units • 62 msf of industrial space, 79 msf future development • 8 hotels with 7,600 rooms and other assets • $3 billion in assets 2 Office Retail Multi-family, Industrial & Other 1. All information is based upon BPY’s portfolio as of June 30, 2013, with pro-forma adjustments for the transaction, assuming BPY acquires 100% of BPO. 3 2. Based on proportionate ownership.

Diversity Across Geographies and Property Sectors 1 Invested Capital 2 By Sector By Geography By Type of Investment Multi-family, Funds, 5% Industrial and Other, 4% Brazil, 15% Canada, 10% Retail, 32% Public, 30% Office, 64% Europe, 2% Direct, 65% Australia, 7% US, 66% 1. Assumes BPY acquires 100% of BPO. 2. Invested capital represents equity attributable to BPY Units, and REUs (collectively the “Unitholders”). The interests attributable to REUs are presented as non-controlling interests on the IFRS balance sheet. Does not include equity attributable to corporate segment.

Attractive Premium for BPO Shareholders Offer Premiums (All amounts in US$) BPO Share Price 1 Offer Premium Since BPY Spinoff (4/15/2013) VWAP $17.16 12.7% 90-day VWAP $16.67 16.0% 30-day VWAP $16.51 17.1% Last Close (9/27/2013) $16.77 15.3% BPO Five Year Share Price Trading History Relative Price History $20.00 $18.00 $16.00 Share $14.00 $12.00 per $10.00 $ $8.00 $6.00 $4.00 $2.00 $0.00 BPO Offer Price Source: Bloomberg as of 9/27/2013. 1. BPO common share price on the New York Stock Exchange. 1.05x 1.00x 0.95x Offer Price 0.90x 0.85x 0.80x Average 0.75x 0.70x Ratio of BPO Share Price to BPY Unit Price

Accretive to Key Metrics $30.00 $1.60 $25.00 $1.40 $1.20 $20.00 $1.00 $15.00 $0.80 $10.00 $0.60 $0.40 $5.00 $0.20 $0.00 $0.00 IFRS Value Per Share 2, 4 2014E FFO Per Share 3, 4 Price Per Share 1 Dividend Per Share BPO BPY BPO BPY Immediately accretive to BPO shareholders on a per share basis across key metrics 1. BPO 30-day VWAP on the New York Stock Exchange compared to offer price. 2. Based on IFRS value per share of $20.53 for BPO and Pro Forma IFRS value per unit of $24.27 for BPY, as of June 30, 2013. 3. BPO 2014E FFO is based on consensus estimates. BPY 2014E FFO is based on consensus estimates for BPO, GGP and RSE plus annualized H1 2013 FFO of its other assets. 6 4. Assumes BPY acquires 100% of BPO.

Other Benefits to BPO Shareholders x Ownership in Brookfield’s global real estate vehicle investing in office, Stake in Brookfield’s retail, industrial and multi-family sectors Global Vehicle to x Upside from Brookfield’s opportunistic sourcing of transactions Invest in Real Estate across sectors and geographies in order to earn highest risk-adjusted returns Enhanced x Increased stability of cash flow due to BPY’s diversification and Diversification and significant investment in class A malls Growth Profile x Exposure to real estate sectors with greater growth prospects Potential for Participation in x Further upside potential through price appreciation of BPY units x Transaction expected to be a catalyst for BPY to close its trading Price Appreciation of BPY discount relative to real estate peers Advantageous Tax Structure x BPO shareholders will receive BPY units on a tax deferred basis BPO shareholders will own a stake in Brookfield’s global property company

Benefits to BPY Unitholders x Increases exposure to one of the highest quality portfolios of office High Quality Office properties in top global markets Properties at Attractive Price x Upside potential as office markets recover, Manhattan properties are leased and development plan is executed Enhanced Public Float and x Increases public float to $4.0 billion 1 x Greater trading liquidity enhances access to capital markets and Trading Liquidity lowers cost of capital to fund growth plan Simplified Ownership and x Simplifies BPY’s corporate structure 1 Corporate Structure Increases Direct Property x Increases portion of equity base invested in directly held assets 1 Holdings x Greater flexibility to sell assets to recycle capital 1 x Cost savings by eliminating duplicative costs, including public company costs 1 Cost Synergies x Brookfield has agreed to forego the Equity Enhancement Fee on the acquisition facility that BPY raises to fund the cash portion of the Offer Transaction will enhance BPY’s position as an owner and operator of a globally diversified portfolio of premier properties

Upside to BPY Units by Closing Trading Discount • BPY units trade at a significant discount to Office and Mall REIT peers • Transaction expected to be a catalyst to narrow the valuation gap between BPY and its peers and provide upside from BPY’s current trading price FFO Yield (%) Dividend Yield (%) 7.0% 6.0% 5.0% 4.0% 3.0% 6.3% 160 bps 4.7% 2.0% discount 1.0% 0.0% BPY Current Trading Metrics 1 Weighted Average Office / Mall REITs 3 Discount to NAV (%) 6.0% 5.0% 4.0% 3.0% 5.2% 200 bps 2.0% discount 3.2% 1.0% 0.0% BPY Current Trading Metrics Weighted Average Office / Mall REITs 3 0.0% -8.2% -10.0% -24.6% 1,640 bps discount -20.0% -30.0% BPY Current Trading Metrics2 Weighted Average Office / Mall REITs3 Note: BPY trading metrics calculated based on closing price as of 9/27/13. 1. Based on BPY 2014E FFO, which is based on consensus estimates for BPO, GGP and RSE plus annualized H1 2013 FFO of its other assets. 2. Based on IFRS value per unit of $25.64 for BPY, as of June 30, 2013. 9 3. Source: SNL / Capital IQ

Transaction Structure x Tender Offer x Offer to acquire any or all shares of BPO that BPY does not currently own x Offer price of $19.34 for each share of BPO x For each BPO common share, holders can elect to receive either 1.0 limited partnership unit of BPY or $19.34 in cash x Consideration will be prorated based on a maximum of 174 million BPY limited partnership units (67% of the value of the consideration under the Offer) and a maximum cash consideration of $1.7 billion (33% of the value of the consideration under the Offer) x Plan of Arrangement x If it acquires at least a majority of the BPO common shares held by minority shareholders, BPY will effect a second stage plan of arrangement to acquire the remaining shares of BPO on the same terms as the Offer x In the second stage, BPO convertible preferred shares may be redeemed, converted into BPO shares prior to the transaction, or exchanged for equivalent BPY convertible preferred shares x BPO corporate debt and non-convertible preferreds to remain outstanding; as a result, BPO will continue to be a public issuer with preferreds listed on the TSX x Anticipate that the second stage merger could close mid 2014 x Tax Treatment x Transaction to be structured so that US shareholders who receive BPY units will be able to do so on a tax deferred basis x Canadian shareholders who receive BPY units will be able to elect to receive shares in a newly created subsidiary of BPY (“ExchangeLP”), on a tax free basis, that will be exchangeable into BPY units on a one-for-one basis at the option of the owner; shares of ExchangeLP will receive equivalent distributions as BPY units; taxes will be deferred until the exchange into BPY units x Equity Enhancement Fee x BPY plans to finance the cash portion of its offer with a $1.7 billion acquisition facility x Brookfield has agreed to forego any Equity Enhancement Fee payable on the outstanding portion of the acquisition facility for the term of the facility 10

Financing Plan • BPY plans to raise a $1.7 billion acquisition facility to fund cash portion of the transaction • Long term financing plan: » Primary source of funds to repay the acquisition facility will be asset sales » Alternatively, BPY may raise proceeds through issuances of corporate level debt, preferred stock and/or equity and asset level debt financings Transaction Sources and Uses 1 (All amounts are US$ in Millions) Sources of Funds Use of Funds Issuance of BPY Units 3,374 Purchase of BPO Common Shares 5,036 Acquisition Facility 1,662 Total 5,036 Total 5,036 1. Assumes BPY acquires 100% of BPO. Amount excludes transaction expenses.

BPY Pro Forma Income Statement by Segment 1 (US$ Millions) Six months ended June 30, 2013 Proportionate 2 Standalone Adjustments Unaudited Pro Forma 3 For BPO Transaction Pro Forma Net Operating Income Office $414 $369 $783 Retail 297 - 297 Multi-family, Industrial and Other 75 6 81 Net Operating Income $786 $375 $1,161 Funds from Operations Office $179 $159 $338 Retail 135 - 135 Multi-family, Industrial and Other 29 2 31 Corporate (66) (34) 4 (100) Incremental Management Fee - (8) (8) Funds from Operations $277 $119 $396 Funds from Operations per Unit (US$) $0.59 $0.62 Net Income Office $454 $342 $796 Retail 179 - 179 Multi-family, Industrial and Other 27 1 28 Corporate (90) (34) 4 (124) Incremental Management Fee - (8) (8) Net Income $570 $301 $871 Net Income per Unit (US$) $1.22 $1.36 1. Assumes BPY acquires 100% of BPO. 2. Proportionate represents interests attributable to BPY based upon its ownership of underlying assets. Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. NOI, FFO, and Net Income are presented as those interests attributable to Unitholders. 3. The standalone pro forma financial results were prepared to give effect as if the acquisition by Brookfield Property Partners of Brookfield Asset Management Inc.’s commercial property operations occurred on January 1, 2013. 12 4. Includes interest expense on acquisition facility but does not assume any cost synergies.

BPY Pro Forma Balance Sheet by Segment 1 (US$ Millions) As at June 30, 2013 Proportionate 2 Standalone Adjustments Unaudited Pro Forma 3 For BPO Transaction 4 Pro Forma Assets Office $16,577 $13,906 $30,483 Retail 11,763 - 11,763 Multi-family, Industrial and Other 2,856 164 3,020 Corporate 24 - 24 Total Assets $31,220 $14,070 $45,290 Liabilities Office $8,611 $7,582 $16,193 Retail 5,169 - 5,169 Multi-family, Industrial and Other 2,168 108 2,276 Corporate 1,791 1,712 3,503 Total Liabilities $17,739 $9,402 $27,141 Non Controlling Interest $1,523 $1,072 $2,595 Net Asset Value Office $7,003 $5,253 $12,256 Retail 6,109 - 6,109 Multi-family, Industrial and Other 638 54 692 Corporate (1,792) (1,712) (3,504) Total Net Asset Value $11,958 $3,596 $15,554 Net Asset Value per Unit (US$) $25.64 $24.27 1. Assumes BPY acquires 100% of BPO. 2. Proportionate represents interests attributable to LP Units and REUs (defined as Redeemable/Exchangeable and general partnership units of the operating partnership). Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. Assets, Liabilities and Invested Capital are presented as those interests attributable to LP Units and REU's. The interests attributable to REUs are presented as non-controlling interests in the IFRS balance sheet. 3. The standalone pro forma financial results were prepared to give effect as if the acquisition by Brookfield Property Partners of Brookfield Asset Management Inc.’s commercial property operations occurred on January 1, 2013. 13 4. Adjustments are based on BPY’s proportionate carrying value of BPO.

Next Steps and Indicative Timing Date Primary Action Item Sept. 30, 2013 Announce intention to make offer Week of Sept. 30, 2013 BPO to establish independent committee and retain independent counsel and financial advisor Nov. 2013 BPY file offer documents with SEC Feb. 2014 Mailing and filing of offer documents March 2014 Expiry of offer (35 days after mail date and a 10-day extension) March 2014 Take-up of BPO shares tendered to offer; payment for BPO shares tendered

Important Cautionary Notes Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents. The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners . These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Important Cautionary Notes Forward-Looking Statements This document contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.